Filed pursuant to Rule 433

Registration Statement No. 333-199474

Issuer Free Writing Prospectus

Dated January 15, 2015

On January 15, 2015, Ikanos Communications, Inc. issued the following press release:

Ikanos Announces Preliminary Financial Results for Its Fiscal 2014 Fourth

Quarter and Guidance for Its Fiscal 2015 First Quarter

FREMONT, Calif. – Jan. 15, 2015 – Ikanos Communications, Inc. (NASDAQ: IKAN), a leading provider of advanced broadband semiconductor and software products for the connected home, today announced selected preliminary unaudited financial results for its fiscal 2014 fourth quarter ended December 28, 2014 and guidance for its fiscal 2015 first quarter ending March 29, 2015, ahead of its scheduled presentation and investor meetings today at the Needham & Company Annual Growth Conference.

Fiscal 2014 Fourth Quarter and Full Year Preliminary Unaudited Financial Results:

•	Total revenue for the fiscal 2014 fourth quarter is expected to be approximately $11.5 million, which is within the Company’s previously provided revenue guidance range for the quarter of $10 million to $12 million, and a sequential increase from $11.1 million reported for the third quarter of 2014.

•	GAAP gross profit margin for the fiscal 2014 fourth quarter is expected to be approximately 49 percent, which is above the Company’s previously provided gross profit margin guidance range for the quarter of 46 percent to 48 percent, and up from 44 percent reported in the fiscal third quarter of 2014.

Fiscal 2015 First Quarter Guidance:

•	Similar to the Company’s fourth quarter guidance, total revenue for the fiscal first quarter of 2015 is expected to be between $10 million and $12 million.

“We are pleased with our financial performance in the fourth quarter,” said Omid Tahernia, president and CEO of Ikanos. “With our current design win momentum, new product introductions across multiple product lines, and key ecosystem partnerships such as Alcatel-Lucent, we believe we are well positioned for long-term growth.”

These estimates are not a comprehensive statement of our financial results for this period and should not be viewed as a substitute for full interim financial statements prepared in accordance with generally accepted accounting principles. Actual results may differ from these preliminary estimates as a result of the completion of the Company’s quarter- and year-end closing procedures, review adjustments, and other developments that may arise between now and the time the Company’s financial results for the period are finalized, and any such changes could be material. The Company plans to announce final fourth quarter and fiscal year 2014 financial results on January 22, 2015.

About Ikanos Communications, Inc.

Ikanos Communications, Inc. (NASDAQ: IKAN) is a leading provider of advanced broadband semiconductor and software products for the connected home. The company’s broadband DSL, communications processors and other offerings power access infrastructure and customer premises equipment for many of the world’s leading network equipment manufacturers and telecommunications service providers. For more information, visit www.ikanos.com.

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© 2015 Ikanos Communications, Inc. All Rights Reserved. Ikanos Communications, Ikanos and the Ikanos logo, the Bandwidth without Boundaries tagline, Fusiv, Ikanos Velocity, Ikanos NodeScale, and iTSS are among the trademarks or registered trademarks of Ikanos Communications. All other trademarks mentioned herein are properties of their respective holders.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Some of the statements included in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You should not place undue reliance on these statements. These forward-looking statements include statements that reflect the current views of our senior management with respect to future events with respect to our business, including future financial results, and our industry in general. Statements that include the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate,” “preliminary,” and similar statements of a future or forward-looking nature identify forward-looking statements.

Forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the following: our ability to achieve the anticipated benefits of our collaboration with Alcatel-Lucent, including the strengthening of our position within the access product segment, broadening our reach among global carriers, and the potential impact on our gateway and inSIGHT businesses; new product revenue momentum may not materialize at the rate anticipated, or at all; the transition to new products may take longer than anticipated; our ability to manage operating expenses may be less successful than anticipated and not result in the cost reductions expected; the revenue generated by our mature products may decline at a rate greater than anticipated; that new designs and design wins will result in sales of our products at the levels anticipated, or at all; that our carrier trials will be successful and, if successful, will eventually result in field trials or market deployments; that delays in new customer product ramps continue longer than anticipated; that the return to sequential revenue growth will not occur by the end of the year and may take longer than anticipated; that the rate of acceptance of our new and future products, including our G.fast products, by our customers and telecommunications service providers, may be lower than anticipated; our ability to complete future products, including our G.fast products, when anticipated or at all; that the unfavorable trends in certain maturing markets, such as Japan and Korea, continue longer than anticipated; that our design win pipeline will continue to expand as anticipated; macroeconomic or other conditions which may cause our customers to defer purchasing plans or cancel any purchasing plans altogether despite successful design wins or successful field trials; the continued demand by telecommunications service providers for our specific xDSL semiconductor products; our ability to continue to effectively manage our business, operating expenses, and cash position; the failure of telecommunications service providers to implement deployment plans on schedule, or at all; our ability to generate demand and close transactions for the sale of our products; competition in the markets in which we operate; and the risk that the products we sell may not satisfy shifting customer demand or compete successfully with our competitors’ products. For a more detailed discussion of how these and other risks and uncertainties could cause our actual results to differ materially from those indicated in our forward-looking statements, see our reports filed with SEC (available at www.sec.gov), including our Quarterly Report on Form 10-Q for the quarter ended September 28, 2014.

Investor Relations Contact:

MKR Group, Inc.

Todd Kehrli or Jim Byers

(323) 468-2300

ikan@mkr-group.com

The issuer has filed a registration statement (including a prospectus), which became effective on November 26, 2014, with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005; phone: (877) 478-5044 (toll-free) or (212) 493-3910 (for banks and brokers).